UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date May 14, 2008	By	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any of the contents of this circular, you should obtain independent professional advice.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

CONTINUING CONNECTED TRANSACTIONS
DISCLOSEABLE TRANSACTION
AND
NOTICE OF ANNUAL GENERAL MEETING

Independent financial adviser to
the Independent Board Committee and the Independent Shareholders

13 May 2008

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Shares”	means the ordinary shares issued by the Company, with a Renminbi-denominated par value of RMB1.00 each, which are subscribed for and paid up in Renminbi and are listed on the Shanghai Stock Exchange;

“AGM”	means the 2007 annual general meeting of the Company;

“associate(s)”	has the meaning ascribed thereto under the Listing Rules;

“Board”	means the board of the Directors;

“Catering Services Transaction”	means the transaction as described more particularly in the section headed “Catering Services Agreement” which require the approval of the Independent Shareholders at the AGM;

“CEA Holding”	means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company holding approximately 59.67% of its issued share capital;

“CEA Holding Group”	means CEA Holding and its subsidiaries and other associates, excluding the Group;

“Company”
means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H Shares, A Shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“connected person(s)”	has the meaning ascribed thereto under the Listing Rules;

“Continuing Connected Transactions”
means the continuing connected transactions of the Company with the CEA Holding Group as more particularly described in the announcement and circular of the Company dated 12 May 2005 and 19 May 2005 respectively;

“Directors”	means the directors of the Company;

DEFINITIONS

“Financial Services Transaction”	means the transaction as described more particularly in the section headed “Financial Services Renewal Agreement” which requires the approval of the Independent Shareholders at the AGM;

“Group”	means the Company and its subsidiaries;

“H Shares”
means the ordinary shares issued by the Company, with a Renminbi-denominated par value of RMB1.00 each, which are subscribed for and paid up in a currency other than Renminbi and are listed on the Stock Exchange;

“HK$”	means Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Independent Board Committee”	means the independent board committee of the Company formed to advise the Independent Shareholders in relation to the Financial Service Transaction and the Catering Service Transaction;

“Independent Financial Adviser”
means Dao Heng Securities Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders and a licensed corporation for carrying out type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO;

“Independent Shareholders”	means shareholders of the Company, other than CEA Holding and its associate(s), if any;

“Latest Practicable Date”	means 9 May 2008, being the latest practicable date for ascertaining certain information included in this circular;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

DEFINITIONS

“Renewed Continuing Connected Transactions”
means the continuing connected transactions of the Company with the CEA Holding Group to be renewed as more particularly described in the sections headed“Property Leasing Renewal Agreement”, “Financial Services Renewal Agreement”, “Import and Export Agency Renewal Agreement”, “Maintenance Services Renewal Agreement”, “Catering Services Renewal Agreement”, “Sales Agency Services Renewal Agreement” and “Advertising Services Renewal Agreement” of the Company’s announcement dated 29 April 2008;

“RMB”	means Renminbi yuan, the lawful currency of the PRC;

“SFO”	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited; and

“%”	means per cent.

LETTER FROM THE BOARD OF DIRECTORS

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

Directors:	Legal address:
Li Fenghua (Chairman, Non-executive Director)	66 Airport Street
Li Jun (Vice Chairman, Non-executive Director)	Pudong International Airport
Cao Jianxiong (President, Executive Director)	Shanghai
Luo Chaogeng (Non-executive Director)	The People’s Republic of China
Luo Zhuping (Executive Director)
Head office:
Independent non-executive Directors:	2550 Hongqiao Road
Hu Honggao	Shanghai
Peter Lok	The People’s Republic of China
Wu Baiwang
Zhou Ruijin	Principal place of business in Hong Kong:
Xie Rong	5th Floor, McDonald’s Building
48 Yee Wo Street
Hong Kong

Hong Kong share registrar and transfer office:
Hong Kong Registrars Limited
Rooms 1712-1716
17th Floor, Hopewell Centre
183 Queen’s Road East
Hong Kong

13 May 2008

To the shareholders of the Company

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS
DISCLOSEABLE TRANSACTION
AND
NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to give Shareholders information on matters to be dealt with at the AGM, which includes the approval of certain continuing connected transactions.

LETTER FROM THE BOARD OF DIRECTORS

CONTINUING CONNECTED TRANSACTIONS

As disclosed in the Company’s announcement dated 29 April 2008, the Group entered into the Renewed Continuing Connected Transactions with certain members of the CEA Holding Group. It is the Company’s intention to finance the Renewed Continuing Connected Transactions through its internal resources. With respect to two of the Renewed Continuing Connected Transactions, namely the Financial Services Transaction and the Catering Services Transaction respectively, the applicable percentage ratios exceed 2.5% on an annual basis and accordingly the underlying transactions therefore constitute non-exempt continuing connected transactions of the Company under the Listing Rules. Such transactions together with the associated annual caps will be subject to approval by the Independent Shareholders at the AGM. A summary of the underlying agreements to the Financial Services Transaction and the Catering Services Transaction are as follows:

Agreements		Counterparties and connected person relationship

1.	Financial Services Renewal Agreement	東航集團財務有限责任公司(Eastern Air Group Finance Company Limited) (the“Finance Company”), which is interested as to approximately 46.25% by, and thus an associate of, CEA Holding

2.	Catering Services Agreement	東方航空食品投資有限公司(Eastern Air Catering Investment Co. Ltd.) (the“Holding Catering Company”), which is interested as to 55% by, and thus an associate of, CEA Holding

The Financial Services Transaction

Financial Services Renewal Agreement

The Finance Company is a non-bank finance company approved and regulated by the relevant PRC regulatory authorities including the People’s Bank of China and the China Banking Regulatory Commission.

On 12 May, 2005, the Company entered into a financial services agreement with the Finance Company, pursuant to which the Finance Company will from time to time provide the Group with a range of financial services including (i) deposit services, (ii) loan and financing services and (iii) other financial services such as the provision of trust loans, financial guarantees and credit facilities and credit references (the scope of “other financial services” under the Financial Services Renewal Agreement is not limited and various services may be provided to the Group as and when they are needed) (the “Existing Financial Services Agreement”).

LETTER FROM THE BOARD OF DIRECTORS

On 29 April 2008, the Company entered into an agreement relating to the renewal of the Existing Financial Services Agreement in substantially the same terms for a further term of 3 years (the “Financial Services Renewal Agreement”).

Pursuant to the Financial Services Renewal Agreement, the Finance Company shall deposit all moneys deposited by the Group under the agreement with commercial bank(s) in China, including, for example, Industrial and Commercial Bank of China, China Construction Bank, Bank of Agriculture and Bank of Communications. The Finance Company has also undertaken under the Financial Services Renewal Agreement that all outstanding loans it provides to members of the CEA Holding Group will not at any time and from time to time exceed the aggregate amount of its equity capital, surplus reserves and deposits received from other parties.

Term

Subject to approval being obtained from the Independent Shareholders at the AGM, the Financial Services Renewal Agreement will be effective for a term of 3 years commencing from 1 July 2008 to 30 June 2011.

Pricing

Under the Financial Services Renewal Agreement:

(i)
The Finance Company shall accept deposits from the Group at interest rates not lower, and thus no less favourable, than the relevant standard rates set by the People’s Bank of China for similar deposits;

(ii)	The Finance Company shall provide loan and financing services to the Group at interest rates not higher than the relevant standard rates set by the People’s Bank of China for similar services; and

(iii)
In respect of the provision of other financial services, the fees and charges payable by the relevant member(s) of the Group to the Finance Company shall be determined by reference to the applicable standard fees and charges as specified by the People’s Bank of China from time to time, and if no such standard fees and/or charges have been specified by the People’s Bank of China for the particular services, such services shall be provided by the Finance Company on terms no less favourable than terms available from commercial banks in China. The fees and charges, together with other details in respect of each specific transaction for the particular services, will then be recorded in separate implementation agreement(s) between the relevant member(s) of the Group and the Finance Company in the performance of the Financial Services Renewal Agreement.

The service charges pursuant to the Financial Services Renewal Agreement are payable by the Group as and when the services are utilised.

LETTER FROM THE BOARD OF DIRECTORS

Reasons for and benefits of the transaction

As mentioned above, under the Financial Services Renewal Agreement, the Group will receive interest on its moneys deposited with the Finance Company at rates which are no less favourable than the standard rates set by the People’s Bank of China, and will be able obtain loans and financing from the Finance Company at interest rates not higher than such standard rates.

Further, the Company is not restricted under the Financial Services Renewal Agreement to approach, and in fact may choose, any bank or financial institution to satisfy its financial service needs. Its criteria in making the choice could be made on costs and quality of services. Therefore, the Group may, but is not obliged to, continue to use the Finance Company’s services if the service quality provided is competitive. Having such flexibility afforded under the Financial Services Renewal Agreement, the Group is able to better manage its current capital and cashflow position. In addition, it is also expected that the Finance Company will provide more efficient settlement service to the Group, as compared to independent third-party banks. Accordingly, the Directors believe that it is in the interests of the Company to enter into the Financial Services Renewal Agreement.

Listing Rules’ implications

In respect of the provision of deposit services under the Financial Services Renewal Agreement, the relevant “percentage ratio” applicable to such transaction for the purpose of Chapter 14A of the Listing Rules is expected to exceed 2.5% on an annual basis in the on-going performance of the agreement. The transaction therefore constitutes a non-exempt continuing connected transaction of the Company under the Listing Rules, and such transaction together with the associated annual caps will be subject to approval by the Independent Shareholders at the AGM. Furthermore, the Financial Services Transaction also constitutes a discloseable transaction pursuant to the Listing Rules and are accordingly subject to the relevant disclosure and reporting requirements.

In respect of the provision of loan and financing services under the Financial Services Renewal Agreement, since the services are being provided by the Finance Company to the Group at interest rates not higher than the relevant standard rates set by the People’s Bank of China, the transaction involves provision of financial assistance by the Finance Company for the benefit of the Group on normal commercial terms (or better to the Group) where no security over the assets of the Group is granted in respect of the financial assistance. This part of the transaction is therefore exempted from the reporting, announcement and independent shareholders’ approval requirements, by virtue of Rule 14A.65(4) of the Listing Rules.

LETTER FROM THE BOARD OF DIRECTORS

In respect of the provision of other financial services under the Financial Services Renewal Agreement (i.e. financial services other than deposit and loan and financing services), the Finance Company had not previously provided any such services to the Group and any future transaction that may take place between the Group and the Finance Company in respect of such services is expected to be minimal. Accordingly, pursuant to Rule 14A.31 such transactions are exempt from all reporting, announcement and Independent Shareholders approval requirements. Should such transactions exceed the exemption threshold in future, the Company will be required to re-comply with the applicable connected transaction regulatory requirements under Chapter 14A of the Listing Rules.

Historical figures

The historical figures of the deposit services provided by the Finance Company to the Group for the three financial years ended 31 December 2005, 2006 and 2007 are approximately RMB513.44 million, RMB1,031.83 million and RMB1,072.09 million respectively. The Finance Company had not provided any financial services other than deposit and loan and financing services to the Group for the three financial years ended 31 December 2005, 2006 and 2007.

Annual caps

The proposed annual caps for deposits pursuant to the Financial Services Renewal Agreement are mainly based on: (i) the future management of the Group’s cash resources; and (ii) the anticipated business growth and expansion of the Group.

The Group intends to centralise its cash resources with a few selected financial institutions in order to improve financial management as well as possibly benefiting from increased economies of scale due to the centralisation.

Together with the continuous economic growth in the PRC, the Directors are optimistic and anticipates that the domestic air transportation market will continue to grow in the near future. The Group will also be introducing a number of new aircrafts which will commission into service in 2008 to meet the raising demand. Accordingly, it is expected that the volume of the Group’s cashflow will increase.

Having considered the historical figures and taking account of the circumstances above, the maximum daily outstanding balance of deposits as contemplated under the Financial Services Renewal Agreement is not expected to exceed RMB2,500 million for each of the three financial years ending 31 December 2008, 2009 and 2010, taking into account the anticipated gradual and organic growth of the Group’s business over these years.

The Directors believe that these proposed annual caps will be able to provide the Group with sufficient flexibility for its expected future financial arrangements with the Finance Company.

LETTER FROM THE BOARD OF DIRECTORS

The Catering Services Transaction

Catering Services Agreement

The Holding Catering Company is the holding company whose subsidiaries (each a “Catering Company” and collectively the “Catering Companies”) are principally engaged in the business of providing catering and related services for airline companies, and have established operating centres at various airports located in Anhui, Gansu, Jiangxi, Jinan, Kunming, Ningbo, Qingdao, Shanghai, Wuhan, Xi’an and Yantai.

On 12 May 2005, the Company entered into several catering services agreements with the Catering Companies respectively pursuant to which the Catering Companies will from time to time provide the Group with in-flight catering services (including the supply of in-flight meals and beverages, cutlery and tableware) and related storage and complementary services required in the daily airline operations and civil aviation business of the Group (“Catering Services”). The Catering Companies provides their services in accordance with the specifications and schedules as from time to time specified by the relevant member(s) of the Group to accommodate its operation needs (collectively the “Existing Catering Services Agreements”).

On 29 April 2008, the Company has entered into an agreement with the Holding Catering Company, pursuant to which the Catering Companies shall provide the Catering Services in substantially the same terms as set out in the Existing Catering Services Agreements (“Catering Services Agreement”).

Term

Subject to approval being obtained from the Independent Shareholders at the AGM, the Catering Services Agreement will be effective for a term of 3 years, commencing from 1 July 2008 to 30 June 2011.

Pricing

Under the Catering Services Agreement, the service fees payable by the Company for the services provided shall be based on prevailing market rates available from independent third-party service providers under comparable conditions. Such service fees shall be determined based on arm’s length negotiations, and shall be no less favourable than those offered by the respective Catering Company to independent third parties. Such service fees are payable monthly in arrears, within 60 days of the receipt of invoices issued by the respective Catering Company.

LETTER FROM THE BOARD OF DIRECTORS

Reasons for and benefits of the transaction

The Directors believe that the entering into of the Catering Services Agreement will be beneficial to the Group and its business operations, and in turn is believed to be conducive to the interests of the Company’s shareholders.

This is because each of the Catering Company is a company specialised in the provision of catering and related services for airline companies, and more importantly have local operating centres at various airports located in Anhui, Gansu, Jiangxi, Jinan, Kunming, Ningbo, Qingdao, Shanghai, Wuhan, Xi’an and Yantai, covering the focal operating areas of the Group’s airlines and aviation business. The Catering Companies have been providing catering services to the Group and will have a good understanding of the Group’s culture and operations. The Catering Companies, through their operating centres, will therefore be able to provide fast and high-quality catering services in response to requirements, normal or special, as may be specified from time to time by the relevant member(s) of the Group to accommodate its day-to-day operation needs, and to, for example, cater for its different flight schedules (including regular, chartered and temporary flights). Further, the various operating centres of the Catering Companies are equipped with advanced facilities and required infrastructure for the provision of catering and related services, and are believed to be able to provide reliable and efficient services.

Historical figures

The historical figures of the total service fees paid by the Group to the Catering Companies for each of the three financial years ended 31 December 2005, 2006 and 2007 are approximately RMB231.89 million, RMB284.24 million and RMB330.56 million respectively.

Annual caps

Based on such historical figures, and the expected expansion and developments of the Group’s business, the total amounts of service fees payable by the Company under the Catering Services Agreement for the three financial years ending 31 December 2008, 2009 and 2010 are not expected to exceed RMB469.90 million, RMB540.39 million and RMB621.49 million respectively, taking into account the anticipated gradual and organic growth of the Group’s business over these years.

Clarification of the locations of operating centres of the Catering Companies

It was stated in the Company’s announcement dated 29 April 2008 that the Catering Companies have local operating centres at various airports located in, amongst others, Shanxi. It has subsequently come to the Board’s attention that the relevant reference in the Catering Services Agreement contained a typographical error and the reference to Shanxi (or Shaanxi) should be made to Gansu instead, and the same has duly ratified by both parties.

Listing Rules’ implications

As the relevant percentage ratio applicable to the Catering Services Agreement for the purpose of Chapter 14A of the Listing Rules is expected to be or likely to exceed 2.5% on an annual basis, the transaction is expected to constitute a non-exempt continuing connected transaction of the Company under the Listing Rules, and such transaction together with the associated annual caps will be subjected to approval by the Independent Shareholders at the AGM.

LETTER FROM THE BOARD OF DIRECTORS

Summary of the Financial Services Transaction and the Catering Services Transaction and the associated annual caps

Annual caps
For the financial year ending
Transactions	31 December 2008	31 December 2009	31 December 2010

Financial services
Deposit and other financial services	RMB2,500.00	RMB2,500.00	RMB2,500.00
	million	million	million

Catering services	RMB469.90	RMB540.39	RMB621.49
	million	million	million

In respect of each of the Financial Services Transaction and the Catering Services Transaction, the associated annual cap represents the maximum aggregate annual value of consideration payable under the relevant transaction. If any annual cap for a transaction is exceeded, the Company will be required to re-comply with the applicable connected transaction regulatory requirements under Chapter 14A of the Listing Rules.

Financial impact of the transactions

As mentioned above, the transactions are intended to be financed through the Company’s internal resources. The transactions are not expected to result in any material impact on the earnings, assets and liabilities of the Group.

Implications under the Listing Rules

With respect to the Financial Services Transaction and the Catering Services Transaction, the relevant “percentage ratio” applicable to such transactions for the purpose of Chapter 14A of the Listing Rules is expected to exceed 2.5% on an annual basis in the on-going performance of the agreement. The transactions therefore constitutes non-exempt continuing connected transactions of the Company under the Listing Rules, and such transactions together with the associated annual caps will be subjected to approval by the Independent Shareholders at the AGM. As the proposed annual caps sought are applicable until 31 December 2010, the Company will re-comply with the requirements under the Listing Rules for the period thereafter at the relevant time.

Since CEA Holding is the controlling shareholder of the Company, each member of the CEA Holding Group is therefore a connected person of the Company.

LETTER FROM THE BOARD OF DIRECTORS

CEA Holding and its associate(s), if any, will at the AGM abstain from voting on the ordinary resolutions approving the Financial Services Transaction and the Catering Services Transaction, and the associated annual caps, which will be taken on a poll as required under the Listing Rules.

As at the Latest Practicable Date, CEA Holding and its associate(s) are collectively interested in approximately 59.67% in the Company’s total issued share capital.

The Independent Board Committee has been appointed to advise the Independent Shareholders in respect of the Financial Services Transaction and the Catering Services Transaction, and the associated annual caps. The Independent Financial Adviser was appointed to advise the Independent Board Committee regarding the terms of the Financial Services Renewal Agreement and the Catering Services Agreement and the transactions contemplated thereunder and the associated annual caps thereof.

RECOMMENDATION

Based on the relevant information disclosed herein, the Directors are of the opinion the Financial Services Transaction and the Catering Services Transaction, the terms of their respective agreements, the underlying transactions thereof and their associated annual caps are on normal commercial terms, fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole. Accordingly, the Directors recommend the Independent Shareholders to vote in favour of the relevant resolutions to be proposed at the AGM.

Your attention is drawn to the letter from the Independent Board Committee set out on pages 15 to 16 which contains its recommendation to the Independent Shareholders on the terms of the Financial Services Transaction and the Catering Services Transaction, and the letter of advice from the Independent Financial Adviser, the text of which is set out on pages 17 to 26 of this circular containing its advice to the Independent Board Committee and the Independent Shareholders. The Independent Shareholders are advised to read the aforesaid letters before deciding as to how to vote on the resolutions approving the Financial Services Transaction and the Catering Services Transaction respectively.

AGM

Notice of AGM

The AGM will be held at Meeting Centre, Shanghai Home You Hotel (上海航友賓館), 2550 Hongqiao Road Shanghai, the People’s Republic of China (“PRC”) at 9:30 a.m., on Monday, 30 June 2008 to approve, among other things including the Company’s financial statements for the financial year ended 31 December 2007, ordinary resolutions in respect of the Financial Services Transaction, the Catering Services Transaction and the associated annual caps, with CEA Holding and its associate(s), if any, abstaining from voting. A notice dated and issued on 13 May 2008 convening the AGM is also set out at the end of this circular.

LETTER FROM THE BOARD OF DIRECTORS

Closure of books

Persons who hold A Shares or H Shares and are registered as holders of the A Shares or H Shares on the register of members of the Company maintained by China Securities Depository and Clearing Corporation Limited, Shanghai Branch and Hong Kong Registrars Limited, as the case may be, at the close of business on 29 May 2008 will be entitled to attend the AGM upon completion of the necessary registration procedures. The H Share register of members of the Company will be closed from 30 May 2008 to 30 June 2008, both days inclusive, during which period no transfer of the H Shares will be effected. Where applicable, shareholders of the H Shares intending to attend the AGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H Share registrar, Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, by 4:00 p.m. on 29 May 2008.

Attendance slip and proxy form

If you are eligible and intend to attend the AGM, please complete and return the attendance slip, a copy of which is enclosed, in accordance with the instructions printed thereon as soon as possible and in any event no later than 20 days before the date appointed for holding such meeting or any adjournment thereof.

If you are not able to attend and/or vote at the AGM, you are strongly urged to complete and return the proxy form, a copy of which is also enclosed, in accordance with the instructions printed thereon as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the AGM or any adjournment thereof should you so wish.

Voting

CEA Holding and its associate(s), if any, will at the AGM abstain from voting on the ordinary resolutions approving the Financial Services Transaction and the Catering Services Transactions and the associated annual caps, which will be taken on a poll as required under the Listing Rules. To the extent that the Company is aware having made all reasonable enquiries, as at the Latest Practicable Date:

(i)	there was no voting trust or other agreement, arrangement or understanding entered into by or binding upon CEA Holding;

(ii)
CEA Holding was not subject to any obligation or entitlement whereby it had or might have temporarily or permanently passed control over the exercise of the voting right in respect of its shares in the Company to a third party, whether generally or on a case-by-case basis;

LETTER FROM THE BOARD OF DIRECTORS

(iii)
it was not expected that there would be any discrepancy between CEA Holding’s beneficial shareholding interest in the Company as disclosed in Appendix I to this circular and the number of shares in the Company in respect of which it would control or would be entitled to exercise control over the voting right at the AGM.

Procedure to otherwise demand a poll

Pursuant to articles 73 to 75 of the Company’s articles of association, a poll may (before or after any vote by show of hands) be demanded:

(i)	by the chairman of the meeting;

(ii)	by at least two shareholders entitled to vote present in person or by proxy;

(iii)	by one or more shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand.

A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded.

On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

ADDITIONAL INFORMATION

Your addition is also drawn to the additional information set out in the Appendix to this circular.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

Legal address:
66 Airport Street
Pudong International Airport
Shanghai
The People’s Republic of China

Head office:
2550 Hongqiao Road
Shanghai
The People’s Republic of China

13 May 2008

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

We refer to the circular dated 13 May 2008 (the “Circular”) to the shareholders of the Company of which this letter forms part. Unless otherwise specified, terms defined in the Circular shall have the same meanings in this letter.

We have been appointed as members of the Independent Board Committee, which has been established to advise you in respect of (i) the Financial Services Transaction; and (ii) the Catering Services Transactions (collectively referred to as the “Relevant Transactions”), and the associated annual caps, details of which are set out in the letter from the Board contained in the Circular. None of us has any material interest in any of the Relevant Transactions.

Since CEA Holding is the controlling shareholder of the Company, each member of the CEA Holding Group is therefore a connected person of the Company. In respect of each of the Relevant Transactions, the relevant “percentage ratio” applicable to such transaction for the purpose of Chapter 14A of the Listing Rules is expected or likely to exceed 2.5% on an annual basis. Accordingly, the Relevant Transactions are expected to constitute, or may in the on-going performance become, non-exempt continuing connected transactions of the Company under the Listing Rules, and such transactions together with the associated annual caps will be subject to approval by the Independent Shareholders at the AGM.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Dao Heng Securities Limited has been appointed as the independent financial adviser to advise us and you on the fairness and reasonableness of the Relevant Transactions and the associated annual caps. We wish to draw your attention to the opinion letter from the Independent Financial Adviser set out on pages 17 to 26 of the Circular.

We have discussed with the management of the Company in relation to the Relevant Transactions and the associated annual caps, and the basis upon which the terms of the transactions have been determined and the annual caps calculated. We have also taken into account the principal factors and reasons considered by the Independent Financial Adviser in forming its opinion in relation to the Relevant Transactions and the associated annual caps, and have discussed with the Independent Financial Adviser its opinion letter and its advice.

On the basis of the above, we consider, and agree with the view of the Independent Financial Adviser, that the Relevant Transactions are fair and reasonable and are in the interests of the Group and the Company’s shareholders as a whole. We also consider that the Relevant Transactions are in the ordinary course of business and on normal commercial terms, and that the associated annual caps are fair and reasonable.

Accordingly, we recommend you to vote in favour of the ordinary resolutions to be proposed at the AGM in respect of the Relevant Transactions and the associated annual caps.

Yours faithfully,
Hu Honggao
Peter Lok
Wu Baiwang
Zhou Ruijin
Xie Rong
Independent Board Committee

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the full text of the letter of advice to the Independent Board Committee and the Independent Shareholders from Dao Heng Securities Limited prepared for the purpose of incorporation in this circular.

13 May 2008

To: The Independent Board Committee and the Independent Shareholders
China Eastern Airlines Corporation Limited

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS
AND DISCLOSEABLE TRANSACTION

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Financial Services Transaction and the Catering Services Transaction (collectively the “Transactions”) and the associated annual caps (the “Proposed Caps”) thereto are on normal commercial terms, in the ordinary and usual course of business and in the interests of the Company and the shareholders of the Company (the “Shareholders”) as a whole, and are fair and reasonable so far as the Independent Shareholders are concerned. Details of the Transactions are set out in the letter from the Board in the circular of the Company dated 13 May 2008 (the “Circular”), of which this letter forms part. Capitalised terms used in this letter shall have the same respective meanings as those defined in the Circular unless the context otherwise requires.

On 12 May 2005, the Company entered into a number of agreements with certain members of the CEA Holding Group in relation to, among others, the provision of financial services and catering services to the Group. The relevant transactions, including the respective annual caps of transaction amounts proposed by the Directors, were approved by the then Independent Shareholders during the general meeting held by the Company on 30 June 2005. These agreements will be expired by 30 June 2008. The Directors consider that it is in the interest of the Company to continue using the financial services provided by the Finance Company and the catering services provided by Catering Companies. Accordingly, on 29 April 2008, the Company has respectively entered into the Financial Services Renewal Agreement and the Catering Services Agreement with the Finance Company and the Holding Catering Company respectively in substantially the same terms for a further term of three years commencing from 1 July 2008 to 30 June 2011.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As at the Latest Practicable Date, CEA Holding and its associate(s) are collectively interested in approximately 59.67% in the Company’s total issued share capital and CEA Holding is a controlling shareholder of the Company. By virtue of the relationship between CEA Holding and the Company, each member of the CEA Holding Group, is a connected person of the Company pursuant to Rule 14A.11 of the Listing Rules and the Transactions will constitute non-exempt continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

Since the highest of all applicable percentage ratios (as defined under the Listing Rules) of the Proposed Caps amounts are above 2.5% on an annual basis, the Transactions and the Proposed Caps are subject to the reporting, announcement and Independent Shareholders’ approval requirements at the AGM under the requirements of Chapter 14A of the Listing Rules. The Financial Services Transaction also constitutes a discloseable transaction pursuant to the Listing Rules and is accordingly subject to the relevant disclosure and reporting requirements. CEA Holding and its associate(s), if any, will abstain from voting on the ordinary resolutions approving the Transactions and the Proposed Caps at the AGM.

The Independent Board Committee comprising the independent non-executive Directors, Mr. Hu Honggao, Mr. Peter Lok, Mr. Wu Baiwang, Mr. Zhou Ruijin and Mr. Xie Rong, has been established to advise the Independent Shareholders as to whether the Transactions and the Proposed Caps thereto are on normal commercial terms, in the ordinary and usual course of business and in the interest of the Company and the Shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned.

BASIS OF OUR OPINION

We are not associated with the Company and its substantial Shareholders or any party acting, or presumed to be acting, in concert with any of them and, accordingly, is considered eligible to give independent advice on the Transactions and the Proposed Caps thereto. Apart from normal professional fee payable to us in connection with this appointment, no arrangement exists whereby we will receive any fees or benefits from the Company or its substantial Shareholders or any party acting, or presumed to be acting, in concert with any of them.

In formulating our opinion with regard to the Transactions, we have relied on the information supplied, representations made and opinions expressed by the Company, its Directors, advisers and representatives, for which they are solely responsible. We have assumed that all such information and representations were true, accurate and complete at the time they were made and continue to be so at the date of this letter. We have also assumed that all statements of belief, opinion and intention of the Directors, the Company’s advisers and representatives produced to us were reasonably made after due and careful inquiry. We have been advised by the Company that no material facts, the omission of which would make any statement or opinion contained in this letter to be misleading, have been omitted from the information provided by the Company to us.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We consider that we have been provided with, and we have reviewed, sufficient information to enable us to reach an informed view thereof and to justify reliance on the accuracy of the information provided to us so as to provide a reasonable basis for our advice. We have no reason to suspect that any material facts or information have been omitted or withheld from the information supplied or opinions expressed to us nor to doubt the truth, accuracy and completeness of the information and representations provided, or the reasonableness of the opinions expressed, to us by the Company, its Directors, advisers and representatives. We have not, however, carried out any independent verification of the information provided to us by the Company, its Directors, advisers and representatives, nor have we conducted any independent in-depth investigation into the business and affairs or future prospects of the Group. Accordingly, we do not warrant the accuracy or completeness of any such information.

INFORMATION OF THE GROUP, THE FINANCE COMPANY AND THE HOLDING CATERING COMPANY

•	The Group

The Company is principally engaged in the business of civil aviation. In 2007, the Group operated a total of 467 routes, of which 351 were domestic routes, 18 were Hong Kong routes, and 98 were international routes (including 14 international cargo routes). The Group operated approximately 6,275 scheduled flights per week, serving a total of 138 domestic and foreign cities.

•	The Finance Company

The Finance Company is a non-bank finance company approved and regulated by the relevant PRC regulatory authorities including the People’s Bank of China (“PBOC”) and the China Banking Regulatory Commission. As at the Latest Practicable Date, CEA Holding is interested in approximately 46.25% equity interest at the Finance Company, and thus an associate of CEA Holding and a connected person of the Company.

•	The Holding Catering Company

The Holding Catering Company, together with its subsidiaries, are principally engaged in the business of providing catering and related services for airline companies, and have established operating centres at various airports located in the PRC. As at the Latest Practicable Date, CEA Holding is interested in 55% equity interest at the Holding Catering Company, and thus an associate of CEA Holding and a connected person of the Company.

PRINCIPAL TERMS OF THE FINANCIAL SERVICES RENEWAL AGREEMENT AND THE CATERING SERVICES AGREEMENT

On 29 April 2008, the Company has entered into the Financial Services Renewal Agreement with the Finance Company and the Catering Services Agreement with the Holding Catering Company in substantially the same terms as set out in the respective original agreements dated 12 May 2005. Details of the Existing Financial Services Agreement and the Existing Catering Services Agreements are set out in the “Letter from the Board” of this Circular.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

•	The Financial Services Renewal Agreement

Under the Financial Services Renewal Agreement, the Finance Company shall:

(i)	accept deposits from the Group at interest rates not lower, and thus no less favourable, than the relevant standard rates set by the PBOC for similar deposits;

(ii)	provide loan and financing services to the Group at interest rates not higher than the relevant standard rates set by the PBOC for similar services;

(iii)
provide other financial services to the Group and charge the Group at services fees with reference to the applicable standard fees and charges as specified by the PBOC from time to time, and if no such standard fees and/or charges have been specified by the PBOC for the particular services, such services shall be provided by the Finance Company on terms no less favourable than terms available from commercial banks in the PRC; and

(iv)
deposit all moneys deposited by the Group under the agreement with commercial bank(s) in the PRC and undertake that all outstanding loans it provides to members of the CEA Holding Group will not at any time and from time to time exceed the aggregate amount of its equity capital, surplus reserves and deposits received from other parties.

•	The Catering Services Agreement

Under the Catering Services Agreement, the subsidiaries of the Holding Catering Company, the Catering Companies shall provide the Catering Services in substantially the same terms as set out in the Existing Catering Services Agreements to:

(i)
provide the Group with in-flight catering services (including the supply of in-flight meals and beverages, cutlery and tableware) and related storage and complementary services required in the daily airline operations and civil aviation business of the Group in accordance with the specifications and schedules as from time to time specified by the relevant member(s) of the Group to accommodate its operation needs; and

(ii)
charge the Company for the service fees provided based on prevailing market rates available from independent third-party service providers under comparable conditions. Such service fees shall be determined based on arm’s length negotiations, and shall be no less favourable than those offered by the respective Catering Company to independent third parties.

Both Financial Services Renewal Agreement and the Catering Services Agreement will be effective for a term of three years, commencing from 1 July 2008 to 30 June 2011.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

PRINCIPAL FACTORS AND REASONS CONSIDERED

In considering whether the terms of the Transactions and the Proposed Caps are fair and reasonable so far as the Independent Shareholders are concerned, we have taken into account the following principal factors and reasons:

•	The Financial Services Renewal Agreement

1.	Reasons for the Financial Services Renewal Agreement

The Finance Company, being a regulated non-bank finance company, has already provided various banking services, including the depository and loan services, to the Group for over a decade. Having considered the long-term satisfactory co-operative business relationship with the Finance Company, the Directors believe that the entering into the Financial Services Renewal Agreement will enable the Group to obtain quality banking services from a stable service provider, the Finance Company on an effective and efficient manner.

The Finance Company also offers a wide range of financial services to the Group and the Group is not restricted under the Financial Services Renewal Agreement to approach, and in fact may choose, any bank or financial institution to satisfy its financial service needs. Therefore, the Group may at its discretion, but is not obliged to, continue to use the Finance Company’s services if the service quality provided is competitive. The Directors also expect that the Finance Company will provide more efficient settlement service to the Group, as compared to independent third-party banks. Also, according to the 2007 annual report of the Company, the Group’s cash management policy is to deposit cash and cash equivalents mainly in state-owned banks and other banks, which are highly rated by an international credit rating company, and the Finance Company. The Directors consider that the Company does not expect any loss to arise from nonperformance by the banks, the financial institutions and the Finance Company. As such, with flexible and quality financial services offered by the Finance Company, the Group is able to better manage its current capital and cashflow position.

Based on the above factors that (i) the Group has developed a long-term satisfactory co-operative business relationship with the Finance Company; and (ii) the Group is provided with flexibility to select suitable service providers from time to time, we consider the entering into the Financial Services Renewal Agreement is fair and reasonable and in the interest of the Company and the Shareholders as a whole.

2.	Pricing

Pursuant to the terms of the Financial Services Renewal Agreement, the Group will receive interest on its moneys deposited with the Finance Company at rates which are no less favourable than the standard rates set by the PBOC for similar deposits, and will also be able to obtain loans and financing services from the Finance Company at interest rates not higher than relevant standard rates set by the PBOC for similar services. As such, the Directors believe the Group will enjoy the financial services provided by the Finance Company at rates and terms comparable to other third party commercial banks in the PRC.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Given the terms of services offered by the Finance Company are comparable to independent third-party service providers, we consider the pricing mechanism under the Financial Services Renewal Agreement is fair and reasonable.

3.	The Proposed Financial Services Annual Caps

In respect of the provision of loan and financing services under the Financial Services Renewal Agreement, since the services are being provided by the Finance Company to the Group at interest rates not higher than the relevant standard rates set by the PBOC, the transaction involves provision of financial assistance by the Finance Company for the benefit of the Group on normal commercial terms (or better to the Group) where no security over the assets of the Group is granted in respect of the financial assistance. This part of the transaction is therefore exempted from the reporting, announcement and the approval from the Independent Shareholders, by virtue of Rule 14A.65(4) of the Listing Rules.

In respect of the provision of the other financial services under the Financial Services Renewal Agreement (i.e. financial services other than deposits and loan and financing services), the Finance Company had not previously provided any such services to the Group and any future transaction that may take place between the Group and the Finance Company in respect of such services is expected to be minimal. Accordingly, pursuant to Rule 14A.31 of the Listing Rules, such transactions are exempt from all reporting, announcement and Independent Shareholders approval requirements. Should such transactions exceed the exemption threshold in future, the Company will be required to re-comply with the applicable connected transaction regulatory requirements under Chapter 14A of the Listing Rules.

The historical figures of the deposit provided by the Finance Company to the Group for the three financial years ended 31 December 2005, 2006 and 2007 were approximately RMB513.44 million, RMB1,031.83 million and RMB1,072.09 million respectively and the historical caps for the same period were RMB1,050 million, RMB1,100 million and RMB1,150 million respectively. The Finance Company had not provided any financial services other than the deposit and loan and financing services to the Group for the three financial years ended 31 December 2005, 2006 and 2007.

Having considered the historical figures and taking into account of the factors to be discussed below, the Company proposed the maximum daily outstanding balance of deposits as contemplated under the Financial Services Renewal Agreement is not expected to exceed RMB2,500 million for each of the three financial years ending 31 December 2008, 2009 and 2010 (the “Proposed Financial Services Annual Caps”).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As advised by the Directors, the Proposed Financial Services Annual Caps are determined based on (i) the future policies and/or strategies on handling the Group’s cash resources; and (ii) the anticipated business growth and expansion of the Group.

(i)	The future policies and/or strategies on handling the Group’s cash resources

As discussed with the Directors, they believe the Group will be benefited by centralisation of its cash resources with a few selected financial institutions for better and easier management while the Group may, from time to time, enjoy more favourable deposit interests and lower administrative expenses.

As illustrated in above section headed “Reasons for the Financial Services Renewal Agreement”, in consideration of the long-term satisfactory business relationship developed between the Group and the Finance Company, the Directors consider that it is appropriate and in the interest of the Group to increase the amount of deposits to be placed in the Finance Company, a reliable partner to facilitate the Group’s cash management policies and/or strategies as and when required.

(ii)	The anticipated business growth and expansion of the Group

We note from the Group’s latest financial statement that the Group recorded a turnaround profit of approximately RMB245 million for the financial year ended 31 December 2007 while the net cash generated from the Group’s operating activities improved substantially from approximately RMB1,339 million as at 31 December 2006 to approximately RMB2,695 million as at 31 December 2007.

With the continuous economic growth in the PRC, the Directors are optimistic to the demand in the domestic air transportation market, especially during 2008 and 2010 which large numbers of visitors are anticipated to visit China for the Olympic Games and the World Exposition Shanghai China 2010 respectively. In order to meet the rising demand, the Group will introduce a number of new aircrafts which will commission into service by 2008.

Accordingly, the Directors expect the financial performance, as well as the working capital, of the Group will be further improved. Consequentially, possible increase in cash inflows and outflows will be noted.

Having considered the above factors, the Directors propose to substantially increase the annual cap to RMB2,500 million for the respective year ending 31 December 2008, 2009 and 2010 from RMB1,150 million in 2007 to accommodate the highest possible amount of cash inflow of the Group to be deposited into the Finance Company during peak seasons.

Taking into account the factors as stated above, we are of the view that the bases for determining the proposed caps for each of the three financial years ending 31 December 2008, 2009 and 2010 in respect of the deposit services under the Financial Services Renewal Agreement are fair and reasonable so far as the Independent Shareholders are concerned.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

•	The Catering Services Agreement

1.	Reasons for the Catering Services Agreement

The Group, during its normal course of business on operating its aviation transportation business, engages a number of service providers, who are connected persons or independent third parties, for the provision of catering services from time to time.

Each of the Catering Company is a company specialised in the provision of catering and related services for airline companies, and more importantly have local operating centres at various airports located in Anhui, Gansu, Jiangxi, Jinan, Kunming, Ningbo, Qingdao, Shanghai, Wuhan, Xi’an and Yantai, covering the focal operating areas of the Group’s airlines and aviation business in the PRC. Located in the strategically important locations, the Directors consider that the Catering Companies can offer fast and high-quality catering services to the Group in response to requirements, normal or special, as may be specified from time to time by the relevant member(s) of the Group to accommodate its day-to-day operation needs.

As advised by the Directors, the Catering Companies have also been providing catering services to the Group for a decade and have a good understanding of the Group’s culture and operations. Further, the various operating centers of the Catering Companies are equipped with advanced facilities and required infrastructure for the provision of catering and related services. In light of the above, the Directors believe the Catering Companies will be able to provide reliable and efficient services to the Group.

In consideration of the above factors, the Directors believe that the Catering Companies can continue to offer quality catering services to the Group in fast and efficient manner which could accommodate the Group’s specified requirements and it is the interest of the Company and the Shareholders as a whole to enter into the Catering Services Agreement.

2.	Pricing

As stipulated in the Catering Services Agreement, the Catering Companies will charge the Group service fees based on prevailing market rates available from independent third-party service providers under comparable conditions. Such service fees shall be determined based on arm’s length negotiations, and shall be no less favourable than those offered by respective Catering Companies to independent third parties.

Given the rates offered by the respective Catering Company are comparable to that as offered to its other independent third parties, we consider that the pricing mechanism under the Catering Services Agreement is fair and reasonable.

Based on the reasons for the entering into the agreement as elaborated above and the market reference pricing mechanism under the Catering Services Agreement, we consider the entering into the Catering Services Agreement is fair and reasonable and in the interest of the Company and the Shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

3.	The Proposed Catering Services Annual Caps

Set out below is a table showing the historical transaction volumes and the proposed caps of the transactions contemplated under the Catering Services Agreement (the “Proposed Catering Services Annual Caps”):

	For the financial year ended			For the financial year ending
	31 December			31 December
	2005	2006	2007	2008	2009	2010
	(RMB’	(RMB’	(RMB’	(RMB’	(RMB’	(RMB’
	million)	million)	million)	million)	million)	million)
	Historical caps			Proposed caps

Caps
Catering Services	363	417	480	469.90	540.39	621.49

Historical transaction
amounts
Catering Services	231.89	284.24	330.56

In arriving the Proposed Catering Services Annual Caps, the Directors have considered a number of factors including (i) historical transaction amounts for the Catering Services; (ii) the increase in number of services providers in additional locations under the Catering Services Agreement; and (iii) the anticipated business growth and expansion of the Group.

(i)	Historical transaction amounts

The transactions contemplated under the Existing Catering Services Agreements for the three financial years ended 31 December 2005, 2006 and 2007 amounted to approximately RMB231.89 million, RMB284.24 million and RMB330.56 million respectively, representing an increment of approximately 22.6% and 16.3% as compared with prior comparable financial years. As understood from the Directors, they expect the future service fees will be increased at a comparable rate of approximately 15% over the year 2008 to year 2010.

(ii)	Increase in number of services providers in additional locations

During the financial years ended 31 December 2005, 2006 and 2007, the Group obtained the catering services from the Catering Companies on five locations. As confirmed by the Directors, under the Catering Services Agreement, the Group will obtain catering services from the Holding Catering Company in six additional locations, which were provided by independent third-party service providers previously before they became members of the Holding Catering Company. The Directors further confirmed that the prices on catering services offered by the respective Catering Company were comparable to the prices offered by the independent third-party service providers in the new locations. With the increase in number of service providers in the future years, the Directors expect each of the Proposed Catering Services Annual Caps amounts will increase accordingly as compared to the historical transaction amount of approximately RMB330.56 million in 2007.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(iii)	Anticipated business growth and expansion of the Group

The Directors anticipate the market demand for the aviation transportation market will be increased, especially due to the Olympic Games to be held in Beijing in 2008 and the World Exposition Shanghai China 2010 to be held in Shanghai in 2010. The demand for the catering services is hence expected to boost up directly in the near future. As such, the Directors expect the proposed cap for the financial year ending 31 December 2008 will be increased accordingly as compared to the historical transaction amount in 2007.

Having taken into account the above factors, we consider that the bases adopted to determine the Proposed Catering Service Annual Caps for the three financial years ending 31 December 2008, 2009 and 2010 are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

RECOMMENDATIONS

Having considered the above principal factors and reasons as mentioned above, in particular the background and reasons for the Transactions and the assumptions made in determining the Proposed Caps, we consider that the Transactions and the Proposed Caps are on normal commercial terms, in the ordinary course of business, and in the interests of the Company and the Shareholders as a whole, and are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders, and we also recommend the Independent Shareholders, to vote in favour of the relevant resolutions in relation to the Transactions and the Proposed Caps, to be proposed at the AGM.

Yours faithfully,
For and on behalf of
DAO HENG SECURITIES LIMITED
Kenneth Sit
Director Corporate Finance

ADDITIONAL INFORMATION REQUIRED UNDER THE LISTING RULES

MATERIAL ADVERSE CHANGE

The Directors confirm that, as far as they are aware, there was no material adverse change in the financial or trading position of the Group since 31 December 2007 (being the date to which the latest published audited accounts of the Group have been made up).

APPENDIX I	GENERAL INFORMATION

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular, the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

Directors, supervisors, chief executives and senior management

The interests of the Directors, supervisors, chief executives and senior management in the issued share capital of the Company as at the Latest Practicable Date were set out as follows:

Number and type of shares held and nature of interest
Capacity in
which the
A Shares
Name	Position	Personal	Family	Corporate	Total	were held

Li Fenghua	Chairman,	6,600	-	-	6,600	Beneficial
	Non-	A Shares			A Shares	owner
	executive	(Note 1)			(Note 1)
Director

Li Jun	Vice-	-	-	-	-	-
Chairman,
Non-
executive
Director

Cao Jianxiong	President,	7,656	-	-	7,656	Beneficial
	Executive	A Shares			A Shares	owner
	Director	(Note 2)			(Note 2)

Luo Chaogeng	Non-	6,600	-	-	6,600	Beneficial
	executive	A Shares			A Shares	owner
	Director	(Note 1)			(Note 1)

APPENDIX I	GENERAL INFORMATION

Number and type of shares held and nature of interest
Name	Position	Personal	Family	Corporate	Total	Capacity in which the A Shares were held

Luo Zhuping	Executive	11,616	-	-	11,616	Beneficial
	Director,	A Shares			A Shares	owner
	Company	(Note 3)			(Note 3)
secretary

Hu Honggao	Independent	-	-	-	-	-
non-
executive
Director

Peter Lok	Independent	-	-	-	-	-
non-
executive
Director

Wu Baiwang	Independent	-	-	-	-	-
non-
executive
Director

Zhou Ruijin	Independent	-	-	-	-	-
non-
executive
Director

Xie Rong	Independent	-	-	-	-	-
non-
executive
Director

Liu Jiangbo	Chairman of	-	-	-	-	-
the
Supervisory
Committee

Xu Zhao	Supervisor	-	-	-	-	-

Wang Taoying	Supervisor	-	-	-	-	-

APPENDIX I	GENERAL INFORMATION

Number and type of shares held and nature of interest
Name	Position	Personal	Family	Corporate	Total	Capacity in which the A Shares were held

Yang Jie	Supervisor	6,600	-	-	6,600	Beneficial
		A Shares			A Shares	owner
		(Note 1)			(Note 1)

Liu Jiashun	Supervisor	3,960	-	-	3,960	Beneficial
		A Shares			A Shares	owner
		(Note 4)			(Note 4)

Zhang	Vice	-	-	-	-	-
Jianzhong	president

Li Yangmin	Vice	3,960	-	-	3,960	Beneficial
	president	A Shares			A Shares	owner
		(Note 4)			(Note 4)

Fan Ru	Vice	3,696	-	-	3,696	Beneficial
	president	A Shares			A Shares	owner
		(Note 5)			(Note 5)

Luo Weide	Chief	3,960	-	-	3,960	Beneficial
	financial	A Shares			A Shares	owner
	officer	(Note 4)			(Note 4)

Note 1:	representing approximately 0.0002% of the Company’s total issued listed A Shares, totalling 3,300,000,000 A Shares, as at the Latest Practicable Date.

Note 2:	representing approximately 0.000232% of the Company’s total issued listed A Shares, totaling 3,300,000,000 A Shares, as at the Latest Practicable Date.

Note 3:	representing approximately 0.000352% of the Company’s total issued listed A Shares, totaling 3,300,000,000 A Shares, as at the Latest Practicable Date.

Note 4:	representing approximately 0.00012% of the Company’s total issued listed A Shares, totaling 3,300,000,000 A Shares, as at the Latest Practicable Date.

Note 5:	representing approximately 0.000112% of the Company’s total issued listed A Shares, totaling 3,300,000,000 A Shares, as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Company’s supervisors, chief executives or members of senior management of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which he/she was taken or deemed to have under such provisions of the SFO) or (ii) entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in appendix 10 to the Listing Rules.

APPENDIX I	GENERAL INFORMATION

Each of Li Fenghua, Li Jun, Cao Jianxiong and Luo Chaogeng was as at the Latest Practicable Date a director or employee of CEA Holding, which, as disclosed below, was a company having, as at the Latest Practicable Date, an interest in the Company’s shares required to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Substantial shareholders

Interests in the Company

So far as is known to the Directors, as at the Latest Practicable Date, each of the following persons, other than a Director, supervisor, chief executive or member of the Company’s senior management, had an interest and/or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was otherwise interested in 5% or more of any class of the then issued share capital of the Company:

			Interest as at the Latest Practicable Date
Name of shareholder	Nature of shares interested	Number of shares interested	Approximate percentage of shareholding in the Company’s total issued shares capital	Approximate percentage of shareholding in the Company’s total issued A Shares	Approximate Percentage of shareholding in the Company’s total issued H Shares	Short position

CEA Holding (Note 1)	A Shares	2,904,000,000	59.67%	88%	-	-

Singapore Airlines	A Shares	2,913,999,969	59.87%	88.3%	-	-
Limited (Note 1)

Temasek Holdings	A Shares	2,913,999,969	59.87%	88.3%	-	-
(Private) Limited
(Note 1)

CEA Holding (Note 2)	H Shares	2,984,850,000	61.33%	-	190.49%	-

Singapore Airlines	H Shares	2,984,850,000	61.33%	-	190.49%	-
Limited (Note 2)

Temasek Holdings	H Shares	2,984,850,000	61.33%	-	190.49%	-
(Private) Limited
(Note 2)

HKSCC Nominees	H Shares	1,546,393,499	31.77%	-	98.69%	-
Limited (Notes 3 to 4)

APPENDIX I	GENERAL INFORMATION

Notes:

Based on the information available to the Directors (including such information as was available on the website of the Stock Exchange) and so far as they are aware and understand, as at the Latest Practicable Date:

1.
Pursuant to sections 317 and 318 of the SFO, by virtue of the Shareholders Agreement entered into between CEA Holding, SIA and Temasek, (i) SIA and Temasek Holdings (Private) Limited are deemed to be interested in the 2,904,000,000 A Shares (representing approximately 88% of the then total issued A Shares) held by CEA Holding in the capacity of beneficial owner and (ii) SIA and Temasek Holdings (Private) Limited are also deemed to be interested in the 9,999,969 A Shares (representing approximately 0.30% of the then total issued A Shares) deemed to be interested by Temasek Holdings (Private) Limited. Such 9,999,969 A Shares were held by Temasek Fullerton Alpha Pte. Ltd. in the capacity of beneficial owner, which in turn was 100% held by Fullerton (Private) Limited, which in turn was ultimately 100% held by Temasek Holdings (Private) Limited.

2.
Pursuant to sections 317 and 318 of the SFO, by virtue of the Shareholders Agreement entered into between CEA Holding, SIA and Temasek, each of CEA Holding, SIA and Temasek Holdings (Private) Limited is deemed to be interested in all of the 2,984,850,000 H Shares of the Company being the total of (i) 1,100,418,000 H Shares deemed to be interested by CEA Holding, (ii) 1,235,005,263 H Shares deemed to be interested by SIA, and (iii) 649,426,737 H Shares deemed to be interested by Temasek Holdings (Private) Limited.

3.
Among the 1,546,393,499 H Shares held by HKSCC Nominees Limited, 189,078,000 H Shares (representing approximately 12.07% of the Company’s then total issued H Shares) were held by China National Aviation Corporation (Group) Limited in the capacity of beneficial owner, which in turn was ultimately 100% controlled by China National Aviation Holding Company.

4.
Among the 1,546,393,499 H Shares held by HKSCC Nominees Limited, Barclays PLC had, through controlled corporations, an interest in an aggregate of 89,311,370 H Shares of the Company (representing approximately 5.70% of the Company’s then total issued H Shares). Barclays PLC was interested in the aforesaid 89,311,370 H Shares of the Company in the manner as follows:

(a)
338,970 H Shares (representing approximately 0.02% of the Company’s then total issued H Shares) were held by Barclays Global Investors Ltd in the capacity of beneficial owner, which in turn was 100% controlled by Barclays Global Investors UK Holdings Limited, which in turn was 92.3% controlled by Barclays Bank PLC, which in turn was ultimately 100% controlled by Barclays PLC;

(b)
6,646,000 H Shares (representing approximately 0.424% of the Company’s then total issued H Shares) were held by Barclays Global Investors, N.A. in the capacity of beneficial owner, which in turn was 100% controlled by Barclays California Corporation, which in turn was 100% controlled by Barclays Global Investors Finance Limited, which in turn was 100% controlled by Barclays Global Investors UK Holdings Limited, which in turn was 92.3% controlled by Barclays Bank PLC, which in turn was ultimately 100% controlled by Barclays PLC; and

(c)
82,326,400 H Shares (representing approximately 5.3% of the Company’s then total issued H Shares) were held by Barclays Global Fund Advisors in the capacity of beneficial owner, which in turn was 100% controlled by Barclays Global Investors, N.A., which in turn was 100% controlled by Barclays California Corporation, which in turn was 100% controlled by Barclays Global Investors Finance Limited, which in turn was 100% controlled by Barclays Global Investors UK Holdings Limited, which in turn was 92.3% controlled by Barclays Bank PLC, which in turn was ultimately 100% controlled by Barclays PLC.

A short position of 3,164,000 H Shares (representing approximately 0.2% of the Company’s then total issued H Shares) were held by Barclays Global Investors, N.A. in the capacity of beneficial owner, which in turn was 100% controlled by Barclays California Corporation, which in turn was 100% controlled by Barclays Global Investors Finance Limited, which in turn was 100% controlled by Barclays Global Investors UK Holdings Limited, which in turn was 92.3% controlled by Barclays Bank PLC, which in turn was ultimately 100% controlled by Barclays PLC.

Save as disclosed above and so far as the Directors are aware, as at the Latest Practicable Date, no other person had an interest or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

APPENDIX I	GENERAL INFORMATION

Interests in other members of the Group

So far as is known to the Directors, as at the Latest Practicable Date, each of the following persons, other than the Company or any of its Directors, supervisors, chief executives and members of the senior management, was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the relevant member of the Group:

		Approximate
	Name of relevant substantial	percentage of
Subsidiary	shareholder	shareholding

上海科技宇航有限公司	新加坡科技宇航有限公司(Singapore	49%
(Shanghai Technology	Technology Aerospace Limited)
Aerospace Company Limited)

東方航空(汕頭)經濟發展	汕頭航空用品總公司(Shantou Aviation	45%
有限公司(Eastern Airlines	Equipment Group Company)
(Shantou) Economic
Development Co., Ltd.)

上海東方飛機維修有限公司	Aircraft Engineering Investment Ltd.	40%
(Shanghai Eastern Aircraft
Maintenance Co., Ltd.)

中國貨運航空有限公司(China	中國遠洋運輸(集團)總公司(China	30%
Cargo Airlines Co., Ltd.)	Ocean Shipping (Group) Company)

上海東方遠航物流有限公司	中國遠洋運輸(集團)總公司(China	30%
(Shanghai Eastern Logistics	Ocean Shipping (Group) Company)
Co. Ltd.)

中國東方航空江蘇有限公司	江蘇省國信資產管理集團有限公司	23.89%
(China Eastern Airlines	(Jiangsu Provincial Guoxin Asset
Jiangsu Co., Ltd.)	Management Group Co., Ltd.)

東航發展(香港)有限公司	大中華運通有限公司(Dazhonghua	20%
(Eastern Airlines	Yuntong Co., Ltd.)
Development (HK) Co., Ltd.)

東航大酒店有限公司(Eastern	CEA Holding	14%
Airlines Hotel Co., Ltd.)

APPENDIX I	GENERAL INFORMATION

Save as disclosed above and so far as is known to the Directors, as at the Latest Practicable Date, no other person (other than the Directors, the Company’s supervisors, chief executives or members of senior management of the Company) had an interest or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

EXPERT STATEMENT

This circular includes statement(s) made by the following expert:

Name	Qualification

Dao Heng Securities Limited	a licensed corporation for carrying out type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO

Dao Heng Securities Limited has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which they appear.

As at the Latest Practicable Date, Dao Heng Securities Limited does not have any direct or indirect interest in any assets which have since 31 December 2007 (being the date which the latest published audited financial statements of the Company were made up) been acquired or disposed of by or leased to any member of the Group.

Dao Heng Securities Limited is not beneficially interested in the share capital of any member of the Group nor has any right, whether legally enforceable or not to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

MISCELLANEOUS

Company’s officers

Mr. Luo Zhuping, who is a holder of a Master ’s degree in global economics, is a Director and the secretary of the Company.

Mr. Luo Weide, the Company’s Chief Financial Officer having a professional accounting qualification recognised in the PRC, is the qualified accountant of the Company appointed pursuant to Rule 3.24 of the Listing Rules. Since Mr. Luo does not possess the professional qualification normally required under Rule 3.24 of the Listing Rules, the Company has applied for, and the Stock Exchange has granted, a conditional waiver from strict compliance with that rule for a period of three years commencing on 28 January 2005. Such waiver was expired on 26 January 2008. The Company has further applied for, and the Stock Exchange has granted, a conditional waiver from strict compliance with Rule 3.24 of the Listing Rules for a period of 1 year from 27 January 2008. Details of the waiver are disclosed in the Company’s announcement dated 10 March 2008.

APPENDIX I	GENERAL INFORMATION

Service contracts

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group which is not expiring or terminable by the Group within a year without payment of any compensation (other than statutory compensation).

Competing interests

As at the Latest Practicable Date, none of the Directors or, so far as is known to them, any of their respective associates was interested in any business (apart from the Group’s business) which competes or is likely to compete either directly or indirectly with the Group’s business (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

Interests in the Group’s assets or contracts or arrangements significant to the Group

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any interest in any assets which have been, since 31 December 2007 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or supervisors of the Company was materially interested in any contract or arrangement, subsisting at the date of this circular, which is significant in relation to the business of the Group.

Material litigation

In 2005, the family members of certain victims in the aircraft accident (the aircraft was then owned and operated by China Eastern Air Yunnan Company), which occurred in Baotou on 21 November 2004, sued the Company in a U.S. court for compensation. On 5 July 2007, pursuant to several conditions with which the Company has complied, the Superior Court of the State of California ordered the action stayed on the grounds of forum non conveniens for the purpose of permitting proceedings in the PRC. On 20 February 2008, the plaintiff filed a motion with the Superior Court of the State of California to lift the stay. The case is still pending. The Directors believe that a negative outcome will not have a material adverse effect on the financial condition and results of operations of the Company. The Company intends to provide updates to the shareholders of the Company regarding the progress of the litigation. As of 31 December 2007, the Company was not involved in any other litigation, arbitration or claim of material importance.

APPENDIX I	GENERAL INFORMATION

Documents for inspection

Copies of the following documents are available for inspection at 5th Floor, McDonald’s Building, 48 Yee Wo Street, Hong Kong during normal business hours up to and including 6:00 p.m. on the date which is 14 days (excluding Saturdays and Sundays) from the date of this circular:

(i)	the Financial Services Renewal Agreement;

(ii)	the Catering Service Agreement.

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

NOTICE OF 2007 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2007 annual general meeting (the “AGM”) of 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited) (the “Company”) will be held at Meeting Centre, Shanghai Home You Hotel (上海航友賓館), 2550 Hongqiao Road Shanghai, the People’s Republic of China (“PRC”) at 9:30 a.m. on Monday, 30 June 2008 for the purpose of considering the following matters:

ORDINARY RESOLUTIONS

1.	To consider and approve the report of the board of the directors of the Company (the “Board”) for the year 2007.

2.	To consider and approve the report of the supervisory committee of the Company for the year 2007.

3.	To consider and approve the audited financial statements and the auditors’ reports for the year 2007.

4.
To consider and approve the re-appointments of 普華永道中天會計師事務所有限公司 (PricewaterhouseCoopers, Zhong Tian CPAs Limited Company) as the Company’s PRC domestic auditors for the financial year ending 31 December 2008 and PricewaterhouseCoopers, Certified Public Accountants as the Company’s international auditors for the financial year ending 31 December 2008, and to authorise the Board to determine and finalise their remuneration.

5.	To consider and approve the Company’s profit distribution proposal for the year 2007 (Note 1).

6.
To consider, approve, confirm and ratify a conditional financial services agreement dated 29 April 2008 (the “Financial Services Renewal Agreement”), a copy of which will be produced to the AGM marked “A” and initialed by the Chairman of the AGM for the purpose of identification, entered into between the Company and 東航集團財務有限责任公司 (Eastern Air Group Finance Company Limited) and all transactions thereunder in relation to the provision of deposit and other financial services other than the provision of loan and financing services and the relevant associated maximum aggregate annual values in respect of such transactions as determined pursuant to and for the purpose of the connected transaction regulatory requirements under the Listing Rules, details of all of which are set out in the announcement dated 29 April 2008 (the “Announcement”) under the paragraph headed “Continuing Connected Transactions - Financial services” and the circular dated 13 May 2008; and to authorise any director of the Company to sign all such documents and/or do all such things and acts as he may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions contemplated under the Financial Services Renewal Agreement or any matter incidental thereto.

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

7.
To consider, approve, confirm and ratify the conditional catering services agreement dated 29 April 2008 (the “Catering Services Agreement”), copy of which will be produced to the AGM marked “B” and initialed by the Chairman of the AGM for the purpose of identification, entered into between the Company, on the one hand, and 東方航空食品投資有限公司 (Eastern Air Catering Investment Co. Ltd.), on the other hand, and all transactions thereunder and the associated maximum aggregate annual values in respect of such transactions as determined pursuant to and for the purpose of the connected transaction regulatory requirements under the Listing Rules, details of all of which are set out in the Announcement under the paragraph headed “Continuing Connected Transactions - Catering services” and the circular dated 13 May 2008; and to authorise any director of the Company to sign all such documents and/or do all such things and acts as he may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions contemplated under the Catering Services Agreement or any matter incidental thereto.

SPECIAL RESOLUTIONS

8.	To consider and approve the issue of short-term debenture by the Company:

(i)	to issue short-term debentures with a total principal no more than RMB1.4 billion by the Company in the territory of the PRC within 12 months from approval at the AGM;

(ii)
to generally and unconditionally authorise the Board to decide the specific terms and conditions of the issue of short-term debentures and the related matters according to the needs of the Company and market conditions, including to determine the actual amount of the short-term debentures to be issued within the scope specified in item (i) above, and to sign all necessary legal documents and making related disclosure.

9.	To consider and to authorise the granting of a general mandate to the Board to issue shares of the Company:

(a)
The Board be and is hereby granted, during the Relevant Period (as hereafter defined), an unconditional general mandate to separately or concurrently issue, allot and/or deal with domestic shares (“A Shares”) and overseas listed foreign shares (“H Shares”) of the Company, and to make or grant offers, agreements or options in respect thereof, subject to the following conditions:

(i)
such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

(ii)
the number of the A Shares and H Shares to be issued and allotted or agreed conditionally or unconditionally to be issued and allotted by the Board shall not exceed 20% of each of its existing A Shares and H Shares; and

(iii)
the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained.

(b)	For the purposes of this special resolution:

“Relevant Period” means the period from the passing of this special resolution until the earliest one of the following three terms:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this special resolution; or

(ii)	the expiration of the 12-month period following the passing of this special resolution; or

(iii)	the date on which the authority granted to the Board set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting.

(c)
Contingent on the Board resolving to separately or concurrently issue shares pursuant to paragraph (a) of this special resolution, the Board be authorized to increase the registered capital of the Company to reflect the number of shares authorized to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the articles of association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect the separately or concurrently issuance of shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company.

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

The Company’s directors, as at the date hereof, are:

Li Fenghua	(Chairman, Non-executive Director)
Li Jun	(Vice Chairman, Non-executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Chaogeng	(Non-executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)

Shanghai, the PRC

13 May 2008

Notes:

1.	2007 profit distribution proposal

Since the net profit attributable to parent company amounted to RMB586 million and the accumulated distributable profit was negative, as at 31 December 2007, it was decided by the Board that all profit after tax realized in the year 2007 would be used to offset the losses in previous years, no profit distribution or increase in share capital converting from capital reserve would be made for the year 2007, and the Board proposed this resolution to be considered and approved at the AGM.

2.	Persons entitled to attend the AGM

Persons who hold A Shares or H Shares of the Company and are registered as holders of the Company’s A Shares or H Shares on the register of members maintained by China Securities Depository and Clearing Corporation Limited, Shanghai Branch and Hong Kong Registrars Limited, respectively, at the close of business on 29 May 2008 will be entitled to attend the AGM upon completion of the necessary registration procedures.

3.	Registration procedures for attending the AGM

(1)
Holders of the Company’s domestic shares shall deposit documents of certification of their shares and their authorised representatives’ documents of identity with the Company at its place of business located at 2550 Hongqiao Road, Shanghai, the PRC (for the attention of the Secretary Office of the Board of Directors) on 9 June 2008 (if in person or by facsimile) or between 4 June 2008 to 9 June 2008 (if by post). In case such holders are represented by authorised representatives, they shall also deliver their powers of attorney and copies of the attorney’s documents of identity to the above place of business of the Company.

(2)
Holders of the Company’s H Shares shall deliver their written replies for attending the AGM, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the Company at its place of business stated above on 9 June 2008 (if in person or by facsimile) or between 4 June 2008 to 9 June 2008 (if by post). If proxies are appointed by shareholders to attend the AGM, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(3)
Shareholders can deliver the necessary documents for registration to the Company in the following manner: in person, by post or by facsimile. Upon receipt of such documents, the Company will complete the registration procedures for attending the AGM and will despatch to shareholders voting forms by post or by facsimile. Shareholders may present the voting forms when attending the AGM as evidence of eligibility to attend the meeting.

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

4.	Appointing proxies

(1)
Shareholders who have the right to attend and vote at the AGM are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(2)
The instrument appointing a proxy must be duly authorised in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For the Company’s domestic shareholders, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to the registrar of the Company not less than 24 hours before the time scheduled for the holding of the AGM before such documents would be considered valid. For the Company’s H shareholders, the aforementioned documents must also be delivered to Hong Kong Registrars Limited, the Company’s H Share registrar, within the same time limit in order for such documents to be valid.

(3)	If more than one proxy has been appointed by any shareholder of the Company, such proxies shall not vote at the same time.

5.	Duration of the AGM

The AGM is expected to last for half a day. Shareholders or their proxies attending the AGM shall be responsible for their own accommodation and travel expenses.

6.	Procedure to otherwise demand a poll

Pursuant to Articles 73 to 75 of the Articles, a poll may (before or after any vote by show of hands) otherwise generally be demanded:

(i)	by the chairman of the meeting;

(ii)	by at least two shareholders entitled to vote present in person or by proxy;

(iii)	by one or more shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded.

On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

7.	Closure of books

The H Share register of members of the Company will be closed from 30 May 2008 to 30 June 2008, both days inclusive, during which period no transfer of the Company’s H Shares will be effected. Where applicable, shareholders of the Company’s H Shares intending to attend the AGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H Share registrar, Hong Kong Registrars Limited, by 4:00 p.m. on 29 May 2008.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong
Telephone: +852 2862 8628
Fax: +852 2865 0990